Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068
February 3, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Automatic Data Processing, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the second quarter ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on February 3, 2016.

Very truly yours,
Automatic Data Processing, Inc.

By:	/s/ Jan Siegmund
Name:	Jan Siegmund
Title:	Chief Financial Officer